UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Charif Souki

Tellurian Inc.

1201 Louisiana Street, Suite 3100

Houston, TX 77002

(832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS: Charif Souki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 28,598,728†
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 28,598,728†
	10	SHARED DISPOSITIVE POWER: 26,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 54,598,728*†
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.56%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

†

Includes 23,000,000 shares that are pledged in connection with loan facilities as reported in Item 6 of Amendment No. 4 to Schedule 13D filed on behalf of Mr. Souki, the Souki Family 2016 Trust and Brooke Peterson on March 13, 2017 and Amendment No. 3 to Schedule 13D filed on behalf of Mr. Souki, the Souki Family 2016 Trust and Mr. Peterson on October 30, 2017.

*

Includes 26,000,000 shares owned by the Souki Family 2016 Trust. Charif Souki is the trustee of the Souki Family 2016 Trust and as trustee, he has the power to dispose of such shares but does not have the power to vote such shares.

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Souki Family 2016 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 26,000,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 26,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*

Charif Souki is the trustee of the Souki Family 2016 Trust and as trustee, he has the power to dispose of such shares but does not have the power to vote such shares. The beneficiaries of the Souki Family 2016 Trust have the power to vote the shares held by the trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Brooke Peterson giving him the exclusive right to vote the shares held by the Souki Family 2016 Trust.

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS: Brooke Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 593,479
	8	SHARED VOTING POWER: 26,000,000*
	9	SOLE DISPOSITIVE POWER: 593,479
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,593,479*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

Includes 26,000,000 shares held by the Souki Family 2016 Trust. The beneficiaries of the Souki Family 2016 Trust have the power to vote the shares held by the trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Mr. Peterson giving him the exclusive right to vote the shares held by the Souki Family 2016 Trust.

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 5 of 8

Introductory Note

This Amendment No. 5 to Schedule 13D (the “Fifth Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Charif Souki on February 21, 2017, as amended by Amendment No. 1 to Schedule 13D filed on behalf of Mr. Souki, the Souki Family 2016 Trust (the “Trust”) and Brooke Peterson (collectively, the “Reporting Persons”) on March 20, 2017, Amendment No. 2 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on June 9, 2017, Amendment No. 3 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on October 30, 2017, and Amendment No. 4 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on March 13, 2017 (the “Fourth Amended Schedule 13D”). Mr. Souki is filing this Fifth Amended Schedule 13D to report that on April 3, 2019, Mr. Souki and the Trust entered into a voting agreement with Tellurian Inc., a Delaware corporation (the “Issuer”), TOTAL Delaware, Inc., a Delaware corporation and subsidiary of TOTAL S.A. (“TOTAL”), and Martin Houston. Except as expressly set forth herein, there have been no changes in the information set forth in the Fourth Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Shares owned:

Mr. Souki:

(i)	Amount beneficially owned: 54,598,728

(ii)	Percent of class: 22.56%[1]

The Trust:

(i)	Amount beneficially owned: 26,000,000

(ii)	Percent of class: 10.74%[1]

Mr. Peterson:

(i)	Amount beneficially owned: 26,593,479

(ii)	Percent of class: 10.99%[1]

(b)	Number of shares as to which Mr. Souki has:

(i)	Sole power to vote or direct to vote: 28,598,728

(ii)	Shared power to vote or direct to vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 28,598,728

(iv)	Shared power to dispose or to direct the disposition of: 26,000,000[2]

[1]

This percent of class figure is based on 242,063,897 shares of Common Stock outstanding as of April 3, 2019, as reported in Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2019.

[2]	Includes 26,000,000 shares owned by the Trust. Mr. Souki is the trustee of the Trust and as trustee, he has the power to dispose of such shares but does not have the power to vote such shares.

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 6 of 8

Number of shares as to which the Trust has:

(i)	Sole power to vote or direct to vote: 0

(ii)	Shared power to vote or direct to vote: 26,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 26,000,000

Number of shares as to which Mr. Peterson has:

(i)	Sole power to vote or direct to vote: 593,479

(ii)	Shared power to vote or direct to vote: 26,000,000[3]

(iii)	Sole power to dispose or to direct the disposition of: 593,479

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	There have been no transactions with respect to shares of common stock, $0.01 par value per share, of the Issuer (“Common Stock”) that were effected by any Reporting Person during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this Fifth Amended Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On April 3, 2019, the Issuer entered into a Common Stock Purchase Agreement (the “SPA”) with TOTAL pursuant to which TOTAL agreed to purchase, and the Issuer agreed to issue and sell in a private placement to TOTAL, 19,872,814 shares of Common Stock in exchange for a cash purchase price of $10.064 per share, which would result in aggregate gross proceeds to the Issuer of approximately $200 million. Also on April 3, 2019, in connection with the execution of the SPA, a Voting Agreement (the “Voting Agreement”) was entered into by and among the Issuer, TOTAL, and each of Mr. Souki, the Trust, and Mr. Houston, in their capacity as stockholders of the Issuer, pursuant to which each of Mr. Souki, the Trust and Mr. Houston are obligated, subject to certain exceptions, to vote any equity securities of the Issuer that they hold in favor of the proposal of stockholders of the Issuer for the issuance and sale of Common Stock pursuant to the SPA to the extent required by, and in accordance with, the requirements of The Nasdaq Stock Market (the “Issuer Stockholder Approval”). The Voting Agreement will terminate upon the earlier to occur of (a) obtaining the Issuer Stockholder Approval, (b) the termination of the SPA in accordance with its terms, and (c) the mutual written agreement of the parties to the Voting Agreement.

[3]

Includes 26,000,000 shares held by the Trust. The beneficiaries of the Trust have the power to vote the shares held by the Trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Mr. Peterson giving him the exclusive right to vote the shares held by the Trust.

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 7 of 8

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Voting Agreement, dated as of April 3, 2019, by and between Tellurian Inc., TOTAL Delaware, Inc., Charif Souki, the Souki 2016 Family Trust, and Martin Houston (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 3, 2019)

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 8 of 8

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: April 16, 2019	Signature:	/s/ Daniel Belhumeur

	Name:	Daniel Belhumeur under power of attorney by Charif Souki, the Souki Family 2016 Trust and Brooke Peterson

Title:

(Federal Register as of 02-22-2016)